Exhibit 99.1

DRYSHIPS EXERCISES SECOND OPTION TO ACQUIRE A VERY LARGE GAS CARRIER WITH A 5 YEAR TIME CHARTER ATTACHED TO AN OIL MAJOR

March 6, 2017, Athens, Greece — DryShips Inc. (NASDAQ:DRYS) (the "Company"), a diversified owner of ocean going cargo vessels, announced today that it has exercised its second option under the previously announced option agreement to acquire up to four Very Large Gas Carriers ("VLGCs") currently under construction at Hyundai Heavy Industries Co., Ltd. ("HHI") for a purchase price of $83.5 million. Part of the purchase price (approximately 25%) will be paid on closing, expected within March 2017, with the balance payable in installments until the vessel's delivery from HHI. The VLGC will be employed on a fixed rate time charter with five years firm duration to an oil major. The charterer has options to extend the firm employment period by up to three years. The Company expects the total gross backlog associated with this time charter to be $54.0 million, or $92.7 million including the optional periods, and expects to take delivery of the vessel in September 2017.

The transaction was approved by the independent directors of the Company based on third party broker valuations.

George Economou, Chairman and Chief Executive Officer commented:

"We are very pleased to have declared our second option to purchase a high specification VLGC with long term employment to an oil major at above market rates. This second investment in the gas carrier segment marks our confidence to the expected positive long-term fundamentals of the gas market and allows us to deploy the Company's available liquidity immediately."

About DryShips Inc.

The Company is a diversified owner of ocean going cargo vessels that operate worldwide.  The Company owns a fleet of 13 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.0 million tons, 1 Very Large Gas Carrier newbuilding, 1 Very Large Crude Carrier and 1 Aframax tanker newbuilding, each of which are expected to be delivered in the second quarter of 2017 and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

The Company's common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, our inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for Drybulk, oil, or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com